Exhibit 4.5

DESCRIPTION OF CAPITAL STOCK

As of the end of the fiscal year covered by the Annual Report on Form 10-K of Ingles Markets, Incorporated, a North Carolina corporation (the “Company”), to which this Exhibit is attached, or incorporated by reference, as an exhibit, the Company had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its Class A Common Stock, par value $0.05 per share (the “Class A Common Stock”). Unless the context otherwise requires, all references herein to “we,” “our,” “ours,” and “us” refer to the Company.

The following summarizes certain material terms and provisions of our Class A Common Stock, and, to the extent relevant to understanding the terms of our Class A Common Stock, our Class B Common Stock, which is convertible to Class A Common Stock (the “Class B Common Stock”), and our preferred stock, par value $0.05 per share (the “preferred stock”). This summary is qualified in its entirety by reference to the North Carolina Business Corporation Act (the “NCBCA”), the complete text of our Articles of Incorporation, as amended (the “Articles of Incorporation”), and the complete text of our Amended and Restated Bylaws, as amended (the “Amended and Restated Bylaws”).

Overview – Authorized and Outstanding Shares

Under our Articles of Incorporation, we have the authority to issue:

•	150,000,000 shares of Class A Common Stock;
•	100,000,000 shares of Class B Common Stock; and
•	10,000,000 shares of preferred stock, of which none are currently designated.

Rights of Our Class A Common Stock

Preemptive Rights. The holders of our Class A Common Stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.

Voting Rights. Each outstanding share of our Class A Common Stock is entitled to one (1) vote per share.

Dividends and Distributions. Holders of our Class A Common Stock are entitled to receive dividends or other distributions when declared out of assets legally available therefor, subject to the rights of any preferred stock that may be issued in the future. The right of our Board of Directors to declare dividends, however, is subject to the solvency of the Company and the rights of any preferred stock that may be issued in the future.

Liquidation Rights. In the event of the liquidation of the Company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of our Class A Common Stock are entitled to receive any of our assets legally available for distribution to our shareholders ratably in proportion to the number of shares held by them.

Listing. We list our Class A Common Stock on the NASDAQ Global Select Market under the symbol “IMKTA.”

Rights of Our Class B Common Stock

There is no public market for the Class B Common Stock. However, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. Upon any transfers of Class B Common Stock (other than to immediate family members and participants in the Company’s Investment/Profit Sharing Plan), such stock automatically converts into Class A Common Stock.

Our Class B Common Stock is substantially identical to our Class A Common Stock, except: (i) each share of Class A Common stock is entitled to one (1) vote on all matters submitted to a vote of our shareholders, and each share of Class B Common Stock is entitled to ten (10) votes; (ii) shareholders of Class A Common stock are entitled to elect 25% of our Board of Directors (rounded up to the nearest whole number), and, as long as the Class B Common

Stock represents at least 12.5% of the total outstanding common stock of both classes, shareholders of Class B Common Stock are entitled to elect the balance of the Board of Directors; (iii) each share of Class A Common Stock is entitled to receive a cash dividend and liquidation payment in an amount equal to 110% of any cash dividend or liquidation payment on Class B Common Stock; and (iv) any dividend must be paid in shares of Class A Common Stock with respect to Class A Common Stock and in shares of Class B Common Stock with respect to Class B Common Stock.

Rights of Our Preferred Stock

We are authorized to issue preferred stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without approval by the holders of our Class A Common Stock and Class B Common Stock, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Class A Common Stock and Class B Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or making removal of management more difficult.

Material Provisions of our Articles of Incorporation and Amended and Restated Bylaws

Our Articles of Incorporation and Amended and Restated Bylaws contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many shareholders may find attractive. Such provisions may also prevent or frustrate attempts by our shareholders to replace or remove our management. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of our Class A Common Stock.

Blank Check Preferred Stock. As noted above, our preferred stock could be issued quickly and utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or make removal of management more difficult.

Election of Directors. Our Amended and Restated Bylaws provide for the filling of vacancies occurring on the Board of Directors by certain votes of the remaining directors. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by that removal with its own nominees. Holders of our Class A Common Stock are entitled to vote as a separate class on the removal, with or without cause, of any director elected by our Class A Common Stock; and holders of our Class B Common Stock are entitled to vote as a separate class on the removal, with or without cause, of any director elected by our Class B Common Stock.

Amendments. Our Amended and Restated Bylaws provide the Board of Directors with the ability to alter the Amended and Restated Bylaws without shareholder approval, subject to certain exceptions.

North Carolina Anti-Takeover Statute

As a North Carolina corporation, we are subject to certain anti-takeover provisions that apply to public corporations under North Carolina law.

Control Share Acquisition Act. The NCBCA’s Control Share Acquisition Act (the “Control Share Acquisition Act”) may make an unsolicited attempt to gain control of the Company more difficult by restricting the right of specified shareholders to vote newly acquired large blocks of stock.

The Control Share Acquisition Act is triggered upon the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of the voting power in the election of directors. Under the Control Share Acquisition Act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until they are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation have the right to require that their shares be redeemed at the highest price paid per share by the acquiror for any of the acquired shares.

North Carolina Shareholder Protection Act.  The North Carolina Shareholder Protection Act (the “Shareholder Protection Act”) generally provides that, unless the transaction satisfies certain minimum fair price (as compared to market price, earnings per share and the price paid for shares by the acquiror) and procedural requirements, the affirmative vote of the holders of 95% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20% of the voting shares of the corporation. The Shareholder Protection Act applies to all North Carolina corporations that have not expressly opted out of its provisions in their articles of incorporation or bylaws within specified time periods that generally have expired. The Shareholder Protection Act applies to the Company since we did not opt out within these time periods.